# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JEWETT CAMERON TRADING CO LTD, CIK 0000885307
CUSIP: 47733C207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 32275 NW HILLCREST, NORTH PLAINS, Oregon (OR), 97133
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000906318-16-000118
Filed by CIK 0001673359

## Reporting persons
- Fort Nelson Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 217,053; sole dispositive power 0; shared dispositive power 217,053; aggregate amount beneficially owned 217,053 (6.2% of the class)

## Item 1. Issuer
Name of issuer: JEWETT CAMERON TRADING CO LTD
Address of issuer's principal executive offices: 32275 NW HILLCREST, NORTH PLAINS, OREGON, 97133

## Item 2. Person Filing
Name of person filing: Fort Nelson Partners, LP
Address of principal business office or, if none, residence: 435 N. Whittington Parkway, Suite 180, Louisville, Kentucky 40222
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 217,053
Percent of class: 6.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 217,053
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 217,053

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fort Nelson Partners, LP: /s/ Todd P. Lowe, Partner (01/29/2025)